

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via E-mail
Mr. Douglas Lindroth
Chief Financial Officer
Limelight Networks, Inc.
222 South Mill Avenue, 8th Floor
Tempe, AZ 85281

> Re: **Limelight Networks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-33508**

Dear Mr. Lindroth:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Business

Customers, page 8

1. Please tell us what consideration you have given to providing a description of the material terms of your contractual agreement with Netflix such as the term of the contract and any termination provisions. We note that company management indicated in the 4Q 2012 earnings conference call that the contract with Netflix, which accounted for 11% of your revenues in fiscal years 2011 and 2012, terminates at the end of 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 46

2.   We note you have one reporting unit to which you assigned the entire balance of goodwill. You disclose that the fair value of the reporting unit was determined using your market capitalization as of October 31, 2012 and the goodwill impairment test as of that date did not indicate an impairment. Please tell us the percentage by which the fair value exceeded the carrying value of your reporting unit when you performed this analysis. Also, please describe further for us the methodologies and assumptions used in your analysis, which led to your conclusion that goodwill was not impaired. In this regard, it appears that your market capitalization at October 31, 2011 of approximately $232 million was below your book value at the date of your annual impairment test and remains below your book value even to date.

3.   In future filings, to the extent that the estimated fair value of your reporting unit is not substantially in excess of its carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please disclose the following:

*   the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and
*   describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Note 13. Contingencies

Akamai Litigation, page 94

4.   We note you disclose that you are not able at this time to estimate the range of potential loss nor in light of the status of the litigation do you believe a loss is probable and therefore no provision for this lawsuit is recorded in the consolidated financial statements. We further note you disclose on page 47 that you disclose contingent liabilities when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. It is unclear to us whether you believe that there is a reasonable possibility that a loss may have been incurred with respect to this matter. Please advise. If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, please disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss or state such an

estimate cannot be made. We refer you to ASC 450-20-50. Please provide us with your proposed disclose in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief